Exhibit 99.1
News release...
Date: 1 August 2007
Ref: PR538g
Rio Tinto’s 75.7 per cent owned subsidiary, Coal & Allied Industries Limited, issued the following news release in Australia yesterday. All dollars are Australian currency.
Coal chain constraints and flooding impact Coal & Allied profits — 2007 half year results

SUMMARY
•	Revenue was $656.8 million compared with $732.6 million for the same period last year.
•	Net profit after tax was $70.0 million compared with $148.6 million for the same period last year. This net profit benefited from a one-off income tax adjustment of $46.1 million.
•	Coal & Allied’s share of production was down 21.8 per cent to 8.6 million tonnes (from 11.0 million tonnes in 2006).
•	No dividend will be paid on ordinary shares.
Commenting on the company’s performance, Coal & Allied’s Managing Director, Mr Doug Ritchie said, “Coal & Allied’s net profit after tax of $70 million was helped by a one-off income tax adjustment of $46 million. The underlying result of $24 million reflects the difficulties arising from the poor performance of the Hunter Valley coal chain and the impact of floods on our operations in June.”
“Coal & Allied’s share of production in the first half of 2007 was down nearly 22 per cent compared with 2006, despite record prices for thermal coal. Sharp increases in demurrage costs resulting from the ship queues off Newcastle and the strengthening of the Australian dollar also adversely impacted the company’s result.
“Infrastructure issues continued to impact Coal & Allied’s financial performance and until a satisfactory long term commercial framework is put in place there is unlikely to be any significant improvement in this performance.
“Coal & Allied supports Port Waratah Coal Services (PWCS) new proposal to implement a long-term commercial framework that will provide greater certainty for PWCS and its long term customers.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office : 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

“We also encourage the efforts of PWCS to have the existing ‘common user’ lease provisions removed. It is critical that PWCS achieves these recently announced initiatives to bring long-term benefits to all producers,” Mr Ritchie said.
Infrastructure
PWCS is seeking confirmation from the NSW Government that it will agree to the removal of the ‘common user’ lease provisions at the PWCS Kooragang Island facility in the event the Newcastle Coal Infrastructure Group (NCIG) facility is developed.
In addition, PWCS is planning to expand its operations further and increase exports from 102 million tonnes per annum to 113 million tonnes per annum. This will provide long-term customers with additional port capacity for growth. The additional expansion includes improvements to two receival and three stacking streams, installation of a new reclaimer and stacker, integrity work and the replacement of two of the original terminal reclaimers.
Summary of financial performance
Coal & Allied’s results for the first half of 2007 compared with the same period of 2006:

	Half-year ended 30 June
	2007	2006
Revenue ($ millions)	656.8	732.6
Net profit after tax ($ millions)	70.0	148.6
Operating cash flow ($ millions)	1.7	88.3
Dividends (cents per share)	—	110
Coal & Allied equity share of coal production (million tonnes)	8.6	11.0
Coal & Allied equity share of coal shipments (million tonnes)[1]	9.3	10.6

[1]	Shipments exclude purchased coal.
Sales revenue
Sales revenue of $656.8 million was 10 per cent lower than for the comparative period of 2006, due to a reduction in the allocated port capacity and severe weather in the Hunter Valley in June which disrupted port, rail and mining operations.
Net profit after tax
Coal & Allied’s net profit after tax reflects lower sales volumes. Higher coal prices were offset by a stronger performance by the Australian dollar relative to the US dollar and higher demurrage costs.
Cash flow
Net operating cash flow of $1.7 million was attributable to lower operating profits and higher finance charges from increased debt levels.
Dividends
No dividends will be paid on ordinary shares after taking into account the cash flow for the half year and the current gearing level.
Debt
Gearing (net debt to net debt + equity) was 28.8 per cent at 30 June 2007, compared with 25.7 per cent at 31 December 2006.

Capital expenditure
Capital expenditure for the half year was $59.4 million compared with $40.4 million for the same period last year. The main expenditure for the first half of 2007 was for replacement of heavy mobile equipment.
Force majeure
The severe weather conditions affecting the Hunter Valley and the Port of Newcastle in June resulted in the company declaring force majeure under its sales contracts. On 27 July 2007 the company advised its customers it was no longer affected by this force majeure event.
All financial information contained in this release has been prepared on the basis of the Australian Equivalents to International Financial Reporting Standards and Interpretations.
For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349

Investor Relations	Investor Relations

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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